No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2022

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal first quarter ended June 30, 2022.

Exhibit 2:

Notice Concerning Acquisition of the Company’s Own Shares (Acquisition of the Company’s own shares pursuant to the Articles of Incorporation of the Company in accordance with Article 459, Paragraph 1 of the Company Law)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Masaharu Hirose
Masaharu Hirose
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: August 10, 2022

August 10, 2022

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL FIRST QUARTER

ENDED JUNE 30, 2022

Tokyo, August 10, 2022 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal first quarter ended June 30, 2022.

[1] Condensed Consolidated Statements of Financial Position

March 31, 2022 and June 30, 2022

	Yen (millions)
	Mar. 31, 2022	Jun. 30, 2022
Assets
Current assets:
Cash and cash equivalents	3,674,931	3,630,125
Trade receivables	896,768	856,082
Receivables from financial services	1,694,113	1,819,471
Other financial assets	217,743	375,868
Inventories	1,918,548	2,093,218
Other current assets	439,322	476,453

Total current assets	8,841,425	9,251,217

Non-current assets:
Investments accounted for using the equity method	967,404	1,030,833
Receivables from financial services	3,740,383	3,983,381
Other financial assets	819,654	914,182
Equipment on operating leases	5,159,129	5,343,909
Property, plant and equipment	3,079,407	3,220,232
Intangible assets	849,507	874,910
Deferred tax assets	91,592	93,415
Other non-current assets	424,652	442,599

Total non-current assets	15,131,728	15,903,461

Total assets	23,973,153	25,154,678

Liabilities and Equity
Current liabilities:
Trade payables	1,236,233	1,173,061
Financing liabilities	3,118,304	3,272,272
Accrued expenses	375,601	329,559
Other financial liabilities	236,900	378,423
Income taxes payable	96,116	149,646
Provisions	268,388	287,788
Other current liabilities	672,857	706,889

Total current liabilities	6,004,399	6,297,638

Non-current liabilities:
Financing liabilities	4,984,252	5,017,359
Other financial liabilities	282,083	279,751
Retirement benefit liabilities	282,054	305,125
Provisions	253,625	265,918
Deferred tax liabilities	990,754	1,073,367
Other non-current liabilities	403,440	426,890

Total non-current liabilities	7,196,208	7,368,410

Total liabilities	13,200,607	13,666,048

Equity:
Common stock	86,067	86,067
Capital surplus	185,495	185,328
Treasury stock	(328,309)	(328,048)
Retained earnings	9,539,133	9,577,035
Other components of equity	990,438	1,682,330

Equity attributable to owners of the parent	10,472,824	11,202,712
Non-controlling interests	299,722	285,918

Total equity	10,772,546	11,488,630

Total liabilities and equity	23,973,153	25,154,678

[2] Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Comprehensive Income

Condensed Consolidated Statements of Income

For the three months ended June 30, 2021 and 2022

	Yen (millions)
	Three months ended Jun. 30, 2021	Three months ended Jun. 30, 2022
Sales revenue	3,583,870	3,829,550
Operating costs and expenses:
Cost of sales	(2,846,420)	(3,064,170)
Selling, general and administrative	(317,014)	(361,573)
Research and development	(177,226)	(181,591)

Total operating costs and expenses	(3,340,660)	(3,607,334)

Operating profit	243,210	222,216

Share of profit of investments accounted for using the equity method	55,931	22,609
Finance income and finance costs:
Interest income	5,200	9,132
Interest expense	(2,925)	(7,427)
Other, net	9,944	(9,126)

Total finance income and finance costs	12,219	(7,421)

Profit before income taxes	311,360	237,404
Income tax expense	(73,640)	(73,824)

Profit for the period	237,720	163,580

Profit for the period attributable to:
Owners of the parent	222,512	149,219
Non-controlling interests	15,208	14,361

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	128.87	87.23

Condensed Consolidated Statements of Comprehensive Income

For the three months ended June 30, 2021 and 2022

	Yen (millions)
	Three months ended Jun. 30, 2021	Three months ended Jun. 30, 2022
Profit for the period	237,720	163,580
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	—	(3)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	62,582	12,432
Share of other comprehensive income of investments accounted for using the equity method	948	(444)
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	30	(336)
Exchange differences on translating foreign operations	29,310	648,946
Share of other comprehensive income of investments accounted for using the equity method	19,308	46,556

Total other comprehensive income, net of tax	112,178	707,151

Comprehensive income for the period	349,898	870,731

Comprehensive income for the period attributable to:
Owners of the parent	336,272	841,050
Non-controlling interests	13,626	29,681

[3] Condensed Consolidated Statements of Changes in Equity

For the three months ended June 30, 2021

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2021	86,067	172,049	(273,786)	8,901,266	196,710	9,082,306	290,533	9,372,839

Comprehensive income for the period
Profit for the period				222,512		222,512	15,208	237,720
Other comprehensive income, net of tax					113,760	113,760	(1,582)	112,178

Total comprehensive income for the period				222,512	113,760	336,272	13,626	349,898
Reclassification to retained earnings				(92)	92	—		—
Transactions with owners and other
Dividends paid				(93,272)		(93,272)	(25,338)	(118,610)
Purchases of treasury stock			(2)			(2)		(2)
Disposal of treasury stock			392			392		392
Share-based payment transactions		(298)				(298)		(298)

Total transactions with owners and other		(298)	390	(93,272)		(93,180)	(25,338)	(118,518)

Balance as of June 30, 2021	86,067	171,751	(273,396)	9,030,414	310,562	9,325,398	278,821	9,604,219

For the three months ended June 30, 2022

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2022	86,067	185,495	(328,309)	9,539,133	990,438	10,472,824	299,722	10,772,546

Comprehensive income for the period
Profit for the period				149,219		149,219	14,361	163,580
Other comprehensive income, net of tax					691,831	691,831	15,320	707,151

Total comprehensive income for the period				149,219	691,831	841,050	29,681	870,731
Reclassification to retained earnings				(61)	61	—		—
Transactions with owners and other
Dividends paid				(111,256)		(111,256)	(43,485)	(154,741)
Purchases of treasury stock			(2)			(2)		(2)
Disposal of treasury stock			263			263		263
Share-based payment transactions		(167)				(167)		(167)

Total transactions with owners and other		(167)	261	(111,256)		(111,162)	(43,485)	(154,647)

Balance as of June 30, 2022	86,067	185,328	(328,048)	9,577,035	1,682,330	11,202,712	285,918	11,488,630

[4] Condensed Consolidated Statements of Cash Flows

For the three months ended June 30, 2021 and 2022

	Yen (millions)
	Three months ended Jun. 30, 2021	Three months ended Jun. 30, 2022
Cash flows from operating activities:
Profit before income taxes	311,360	237,404
Depreciation, amortization and impairment losses excluding equipment on operating leases	151,291	161,431
Share of profit of investments accounted for using the equity method	(55,931)	(22,609)
Finance income and finance costs, net	(2,066)	(21,458)
Interest income and interest costs from financial services, net	(38,508)	(38,856)
Changes in assets and liabilities
Trade receivables	101,500	83,139
Inventories	(178,826)	(23,038)
Trade payables	(67,565)	(149,024)
Accrued expenses	(88,578)	(78,094)
Provisions and retirement benefit liabilities	(36,215)	4,744
Receivables from financial services	21,798	172,869
Equipment on operating leases	(92,131)	263,933
Other assets and liabilities	(26,033)	17,333
Other, net	(439)	(7,912)
Dividends received	21,961	27,711
Interest received	59,109	66,809
Interest paid	(19,586)	(22,396)
Income taxes paid, net of refunds	(53,888)	(53,859)

Net cash provided by operating activities	7,253	618,127
Cash flows from investing activities:
Payments for additions to property, plant and equipment	(80,310)	(96,990)
Payments for additions to and internally developed intangible assets	(41,026)	(38,701)
Proceeds from sales of property, plant and equipment and intangible assets	4,749	4,496
Payments for acquisitions of other financial assets	(125,511)	(176,502)
Proceeds from sales and redemptions of other financial assets	113,382	29,412

Net cash used in investing activities	(128,716)	(278,285)
Cash flows from financing activities:
Proceeds from short-term financing liabilities	2,197,816	2,047,921
Repayments of short-term financing liabilities	(2,157,665)	(1,969,719)
Proceeds from long-term financing liabilities	289,144	93,871
Repayments of long-term financing liabilities	(348,005)	(642,236)
Dividends paid to owners of the parent	(93,272)	(111,256)
Dividends paid to non-controlling interests	(10,879)	(7,432)
Purchases and sales of treasury stock, net	390	261
Repayments of lease liabilities	(18,428)	(20,756)

Net cash used in financing activities	(140,899)	(609,346)
Effect of exchange rate changes on cash and cash equivalents	7,796	224,698

Net change in cash and cash equivalents	(254,566)	(44,806)
Cash and cash equivalents at beginning of year	2,758,020	3,674,931

Cash and cash equivalents at end of period	2,503,454	3,630,125

[5] Assumptions for Going Concern

None

[6] Notes to Consolidated Financial Statements

[A] Segment Information

Based on Honda’s organizational structure and characteristics of products and services, Honda discloses segment information in four categories: Reportable segments of Motorcycle business, Automobile business and Financial services business, and other segments that are not reportable. The other segments are combined and disclosed in Power product and other businesses. Segment information is based on the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for segment information are consistent with the accounting policies used in the Company’s condensed consolidated interim financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Power Product and Other Businesses*	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

Explanatory note:

*	Life creation business has been renamed Power product business as a result of organizational changes effective April 1, 2022.

Segment information based on products and services

As of and for the three months ended June 30, 2021

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	518,203	2,206,436	766,572	92,659	3,583,870	—	3,583,870
Intersegment	—	46,018	926	6,588	53,532	(53,532)	—

Total	518,203	2,252,454	767,498	99,247	3,637,402	(53,532)	3,583,870

Segment profit (loss)	80,695	70,689	92,217	(391)	243,210	—	243,210

Segment assets	1,495,553	8,790,998	10,862,394	382,318	21,531,263	451,573	21,982,836
Depreciation and amortization	17,205	128,726	219,269	4,160	369,360	—	369,360
Capital expenditures	7,765	89,142	685,033	2,584	784,524	—	784,524

As of and for the three months ended June 30, 2022

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	676,050	2,291,485	749,384	112,631	3,829,550	—	3,829,550
Intersegment	—	36,686	679	6,406	43,771	(43,771)	—

Total	676,050	2,328,171	750,063	119,037	3,873,321	(43,771)	3,829,550

Segment profit (loss)	97,829	38,262	78,801	7,324	222,216	—	222,216

Segment assets	1,574,093	10,096,425	11,942,441	487,319	24,100,278	1,054,400	25,154,678
Depreciation and amortization	16,596	138,316	232,464	4,836	392,212	—	392,212
Capital expenditures	8,568	139,807	328,625	3,130	480,130	—	480,130

Explanatory notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.
2.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of June 30, 2021 and 2022 amounted to JPY 608,628 million and JPY 1,194,255 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

In addition to the disclosure required by IFRS, Honda provides the following supplemental information for the financial statements users:

Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the three months ended June 30, 2021

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	563,459	1,985,752	170,243	729,495	134,921	3,583,870	—	3,583,870
Inter-geographic areas	512,392	121,977	54,005	147,788	1,869	838,031	(838,031)	—

Total	1,075,851	2,107,729	224,248	877,283	136,790	4,421,901	(838,031)	3,583,870

Operating profit (loss)	1,729	153,368	9,999	81,435	2,614	249,145	(5,935)	243,210

Assets	5,239,404	12,268,704	629,568	3,370,027	535,839	22,043,542	(60,706)	21,982,836
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	3,028,127	5,132,967	59,113	653,655	134,394	9,008,256	—	9,008,256

As of and for the three months ended June 30, 2022

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	535,030	2,032,653	160,736	901,008	200,123	3,829,550	—	3,829,550
Inter-geographic areas	481,226	111,891	6,840	167,796	466	768,219	(768,219)	—

Total	1,016,256	2,144,544	167,576	1,068,804	200,589	4,597,769	(768,219)	3,829,550

Operating profit (loss)	24,744	91,018	3,416	86,474	13,774	219,426	2,790	222,216

Assets	5,347,914	14,047,723	587,489	4,026,023	648,627	24,657,776	496,902	25,154,678
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	2,981,149	5,724,001	49,368	735,240	177,733	9,667,491	—	9,667,491

Explanatory notes:

1.	Major countries in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Italy, France
Asia	Thailand, China, India, Vietnam, Malaysia
Other Regions	Brazil, Australia

2.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.

Reconciling items include elimination of inter-geographic transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of June 30, 2021 and 2022 amounted to JPY 608,628 million and JPY 1,194,255 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

[B] Subsequent Event

Acquisition of the Company’s Own Shares

The Board of Directors of the Company, at its meeting held on August 10, 2022, resolved that the Company will acquire its own shares pursuant to Article 459, Paragraph 1 of the Company Law and Article 36 of the Company’s Articles of Incorporation.

1. Reason for acquisition of own shares

The Company will acquire its own shares for the purpose, among others, of improving efficiency of its capital structure and implementing a flexible capital strategy.

2. Details of the acquisition

(1)	Class of shares to be acquired:

Shares of common stock

(2)	Total number of shares to be acquired:

Up to 32,000,000 shares (1.9 % of total number of issued shares (excluding treasury stock))

(3)	Total amount of shares to be acquired:

Up to 100,000 million yen

(4)	Period of acquisition:

Starting on August 12, 2022 and ending on March 31, 2023

(5)	Method of acquisition:

Market purchases on the Tokyo Stock Exchange

1.	Purchases through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)

2.	Market purchases based on a discretionary trading contract regarding acquisition of own shares

[C] Other

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

[7] Forecast for the Fiscal Year Ending March 31, 2023

	FY 2022 results	FY 2023 forecasts	Difference compared to FY 2022 results
Sales revenue (billions of yen)	14,552.6	16,750.0	+ 2,197.4
Operating profit (billions of yen)	871.2	830.0	- 41.2
Profit before income taxes (billions of yen)	1,070.1	1,040.0	- 30.1
Profit for the year (billions of yen)	760.7	765.0	+ 4.3
Profit for the year attributable to owners of the parent (billions of yen)	707.0	710.0	+ 3.0
Earnings per share attributable to owners of the parent
Basic and diluted (yen)	411.09	417.13	+ 6.04

[8] Dividend per Share of Common Stock

	FY 2022 results	FY 2023 forecasts
Interim dividend (yen)	55.00	60.00
Year-end dividend (yen)	65.00	60.00
Total annual dividend (yen)	120.00	120.00

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time. The various factors for increases and decreases in profit have been classified in accordance with a method that Honda considers reasonable.

[Translation]

             August 10, 2022

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Toshihiro Mibe
Director, President and Representative Executive Officer

Notice Concerning Acquisition of the Company’s Own Shares

(Acquisition of the Company’s own shares pursuant to the Articles of Incorporation of the Company in accordance with Article 459, Paragraph 1 of the Company Law)

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on August 10, 2022, resolved that the Company will acquire its own shares pursuant to Article 459, Paragraph 1 of the Company Law and Article 36 of the Company’s Articles of Incorporation.

Particulars

1.	Reason for acquisition of own shares

The Company will acquire its own shares for the purpose, among others, of improving efficiency of its capital structure and implementing a flexible capital strategy.

2.	Details of the acquisition

(1)	Class of shares to be acquired:

Shares of common stock

(2)	Total number of shares to be acquired:

Up to 32,000,000 shares (1.9 % of total number of issued shares (excluding treasury stock))

(3)	Total amount of shares to be acquired:

Up to 100 billion yen

(4)	Period of acquisition:

Starting on August 12, 2022 and ending on March 31, 2023

(5)	Method of acquisition:

Market purchases on the Tokyo Stock Exchange

1.	Purchases through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)

2.	Market purchases based on a discretionary trading contract regarding acquisition of own shares

Reference:	The Company’s treasury stock held as of June 30, 2022

Total number of issued shares (excluding treasury stock):	1,710,678,521 shares
Total number of treasury stock:	100,749,909 shares